                                                                               .
                                                                               .
                                                                               .

                       UNITED STATES                         ---------------------------
             SECURITIES AND EXCHANGE COMMISSION                     OMB APPROVAL
                   WASHINGTON, D.C. 20549                    ---------------------------
                                                              OMB Number       3235-0058
                        FORM 12b-25                           Expires:    March 31, 2006
                                                              Estimated average burden
                NOTIFICATION OF LATE FILING                   hours per response .. 2.50
                                                             ---------------------------
                                                             ---------------------------
                                                                   SEC FILE NUMBER
                                                             ---------------------------
                                                             ---------------------------
                                                                    CUSIP NUMBER
                                                             ---------------------------

(Check One): [X] Form 10-K [ ]  Form 20-F [ ]  Form 11-K [ ]  Form 10-Q
[ ]  Form N-SAR [ ]  Form N-CSR

               For Period Ended:  December 31, 2004

                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:
                                               -------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

SYKES ENTERPRISES, INCORPORATED
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

400 N. ASHLEY DRIVE
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

TAMPA, FLORIDA  33602
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]   (a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable
           effort or expense
[X]   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
           Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due
           date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;
           and
[ ]   (c)  The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

      We are unable to timely file our Form 10-K for the year ended December 31, 2004 due to the significant amount of additional time and effort required in complying with the new rules of the SEC adopted under the Sarbanes Oxley Act of 2002. As a result, the inability to file in a timely manner could not be eliminated without unreasonable effort or expense. We expect to complete and file our Form 10-K on or about March 31, 2005.

                     PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
SEC 1344 (07-03)     CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                     THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      W. MICHAEL KIPPHUT                813                  274-1000
    ------------------------        -----------      --------------------------
            (Name)                  (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no,
    identify report(s).  Yes [X]   No [ ]

    ----------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
    thereof?  Yes [X]   No [ ]

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Income before provision for income taxes for the year ended December 31, 2004 of $15.9 million increased $1.9 million, from $14.0 million for the year ended December 31, 2003. This increase was primarily due to a net gain on a property insurance settlement of $5.4 million in 2004, an increase in the net gain on disposal of property and equipment of $5.3 million and an increase in other income of $0.7 million offset by a decrease in the gross margin of $4.8 million primarily related to the client migration of customer call volumes from the U.S. to higher margin offshore operations and the resulting mix-shift in revenues from the U.S. to offshore, where each seat generates roughly half the dollar equivalence of a U.S. seat, an increase in General and administrative costs of $3.5 million primarily related to Sarbanes-Oxley compliance costs and Chairman/CEO succession costs in 2004, an impairment charge of $0.7 million in 2004 related to certain property and equipment at our India facility and a decrease of $0.5 million in the reversal of restructuring and other charges. For further information concerning significant changes in the results of operations for the year ended December 31, 2004, refer to Form 8-K filed on March 14, 2005 with the Securities and Exchange Commission and incorporated herein by reference.

--------------------------------------------------------------------------------

                        SYKES ENTERPRISES, INCORPORATED
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 17, 2005              By /s/ W. Michael Kipphut
      ---------------------          -----------------------------------
                                     Senior Vice President
                                     and Chief Financial Officer